

Mail Stop 4631

November 17, 2009

Mr. Shawn K. Poe
Ply Gem Holdings, Inc.
5020 Weston Parkway
Suite 400
Cary, North Carolina 15713

      RE: Ply Gem Holdings, Inc.
             Form 10-K for the fiscal year ended December 31, 2008
             File #333-114041

Dear Mr. Poe:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                          Sincerely,

                          John Cash
                          Accounting Branch Chief